Apex Bioventures Acquisition Corporation
18 Farm Lane
Hillsborough, California 94010

June 6, 2007

VIA EDGAR & FACSIMILE (202) 772-9205

Mr. Larry Spirgel
Assistant Director of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Apex Bioventures Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 originally filed July 13, 2006
(File No. 333-135755) (the “Registration Statement”)

Dear Mr. Spirgel:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., E.S.T., Thursday, June 7th, 2007, or as soon thereafter as practicable.

In addition, the Company also requests that the effective date of the Company’s Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on June 5, 2007 be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

In connection with the foregoing request, the Company acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Joel I. Papernik, Esq. or Charlotte Edelman, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6774 or (212) 692-6730 with any comments or questions regarding this matter.

Very truly yours,

APEX BIOVENTURES ACQUISITION CORPORATION

By:	/s/ Darrell J. Elliott
Darrell J. Elliott
Chief Executive Officer